UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

     For the month of January 2008
Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.
(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes ______ No X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______No X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.
(Registrant)

By /s/ Tim Coupland
President & CEO

Date January 24, 2008

ALBERTA STAR DEVELOPMENT CORP
Suite 506 - 675 West Hastings Street  .  Vancouver  .  British Columbia  .  V6B 1N2
Telephone: (604) 681-3131   Facsimile: (604) 408-3884

NEWS RELEASE

January 18, 2008	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
Frankfurt: QLD

ALBERTA STAR DRILLS 22.5 METERS OF 2.24% ZINC, 0.23% LEAD, 0.025% COBALT AND 0.10% COPPER AT THE SKINNY LAKE IOCG TARGET AT CONTACT LAKE, NT.

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF) and on Frankfurt (QLD), is pleased to report a new discovery zone at Skinny Lake, NT. The results of the first hole of a three-hole program at the Skinny Lake IOCG target area. Drill hole SL-07-01 intersected several mineralized zones enriched in zinc, lead, copper, cobalt and silver. The Skinny Lake target area is located at the southern end of Contact Lake, approximately 15 kilometers from the Eldorado uranium mine and 3 kilometers southeast of the Contact Lake silver & uranium mine. The Skinny Lake target area is situated near the Mag Hill target area and is an IOCG plus uranium drill prospect due east of Contact Lake, NT.

The Skinny Lake IOCG target is the site of extensive hydrothermal magnetite-actinolite-feldspar-apatite plus sulphide alteration along the Contact Lake Mineral Belt in the northern part of the Great Bear Magmatic Zone. The host rocks are alkali (sodic or potassic) and or actinolite-epidote altered andesites. The core zone comprises a pervasive alkali feldspar-scapolite-magnetite-actinolite-apatite hydrothermal assemblage.

The alteration signature and zone at Skinny Lake is similar to that of the Port Radium- Eldorado uranium mine area situated on Labine Point, NT. Also the metal assemblage is very similar to the Echo Bay silver mine. The Skinny Lake discovery zone and target area is defined by predominately pyrite mineralization, which is present intermittently throughout the Skinny Lake region and in an extensive gossan at the southeast end of Echo Bay, with visible sulphide mineralization at the surface. In addition, uranium, cobalt, nickel, copper, silver, lead and zinc enrichments are present locally as veins, veinlets and disseminations that extend outward in the southern and eastern extensions of the Skinny Lake and Mag Hill target areas.

Highlights from significant mineralized down hole intervals from one new hole include:

    SL-07-01 intersected:
    22.50 meters of 2.24% zinc, 0.23% lead and 18.35 g/ton silver and 0.025% cobalt.
    Including 7.40 meters of 5.64% zinc, 0.45% lead, 0.20% copper, 45.93 g/ton silver and 0.042% cobalt as well as 1.1 meters of 0 10.82% zinc, 0.29% lead, 0.22% copper and 38.52 g/ton silver.
    Also including 2.3 meters of 4.48% zinc, 0.47% lead and 75.01 g/ton silver and 0.053% cobalt.

Drill Hole				Copper	Lead	Zinc	Cobalt	Silver
	From	To	Interval	Cu	Pb	Zn	Co	Ag
	(m)	(m)	(m)	(%)	(%)	(%)	(%)	(g/ton)
SL-07-01	178.50	201.00	22.5	0.10	0.23	2.24	0.025	18.35
	186.0	193.40	7.40	0.20	0.45	5.64	0.042	45.93
	189.0	190.10	1.10	0.22	0.29	10.82	0.028	38.00
	191.10	193.40	2.30	0.05	0.47	4.48	0.053	75.01

Metal values as at today’s market price. Gold $883.10 US per ounce, Copper $3.23 US per pound, Silver $16.16 US per ounce, Cobalt $45.00 US per pound, Zinc $1.04 US per pound, Lead $1.14 US per pound, nickel $12.40 US per pound, $7.50 vanadium and Uranium $89.50 US per pound as of January 18, 2008.

Note: True thickness has not been calculated for this hole.

This region is being targeted for detailed IOCG and uranium exploration due to its notable similarities to the Port Radium-Eldorado mine region with regards to the hydrothermal alteration and mineralization and large size of the associated hydrothermal system, 1-2 km2 core zone of magnetite-actinolite-apatite alteration, kilometre-scale surface gossans and distinct lenses of poly-metallic sulphide mineralization.

Three drill holes were drilled at the Skinny Lake target during the 2007 drilling program. Drill holes SL-07-01 and SL-07-02 were drilled in a NE-SW trending row. Both holes have a 45 degree azimuth and a 45 degree inclination, 250 meters away from each other. The Company intends to release drill results from SL-07-02 and SL-07-03 as soon as complete assay results are received.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 39,671.83 hectares (98,027.77 acres) in size. The Eldorado & Contact IOCG + uranium project areas include six past producing high grade silver and uranium mines. These include the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver (Normin NTGO: Senes Report 2005). The Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines are included within the Company’s land ownership package. Olympic Dam style volcanic-hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic Zone, NT, has long been recognized by geologists as one of the most prospective iron oxide copper, gold, silver and uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663

MI3 –INVESTOR RELATIONS-MONTREAL, QUEBEC

Investors are welcomed to contact MI3 Corporate Communications at (514) 904-1333

FOR FURTHER INFORMATION, PLEASE CONTACT:
Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel 604.681.3131	Fax 604.408.3884
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

These results have been prepared under the supervision of Lou Covello, B.Sc., P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change. For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131